

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 29, 2018

Xinwei Zhang
Chief Executive Officer
Data Vision, Inc.
8414 Farm Road, Ste 180
Las Vegas, NV 89131

      Re: Data Vision, Inc.
         Amendment No. 1 to Registration Statement on Form S-1
         Filed November 5, 2018
         File No. 333-226073

Dear Mr. Zhang:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 1, 2018 letter.

Amendment No. 1 to Registration Statement on Form S-1

Description of Business, page 20

1.   We note your response to prior comment 3, but we could not identify any revisions and reissue the comment. Please revise the risk factor, now appearing on page 17, to discuss the actions you are taking to restructure your business. Also, provide disclosure in your Business section addressing this restructuring.

Plan of Operations, page 23

2.   We note your response to prior comment 5, but there do not appear to have been any revisions made in response to the comment. Please revise your disclosure to address the prior comment or advise.

3.   We note your response to prior comment 6. Please revise to discuss the amount of capital you expect to raise in the next six months and explain how you plan to raise it. Also, explain how you intend to meet or modify your milestones if you cannot obtain the funding. See Item 101(a)(2) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 27

4.   As previously requested in our prior comment 4, please disclose the minimum funding that will be required to remain in business for at least the next 12 months. Also, disclose the minimum period of time that you will be able to conduct planned operations using currently available capital resources. We refer you to FRR 501.03.a for additional guidance. In addition, revise your notes to the financial statements to address disclosures under ASC 205-40-50-6 to 14.

Background of Directors, Executive Officers, Promoters and Control Persons, page 31

5.   We note your response to prior comment 9, but there do not appear to have been any revisions made in response to the comment. Please revise your disclosure to address the prior comment or advise.

Executive Compensation, page 31

6.   We note your response to prior comment 10, but it does not appear that any revisions were made. Please revise your executive compensation table to include the name and principal position of each of your officers and directors. Refer to Item 402(c) for guidance.

Signatures, page 40

7.   Please have your controller or principal accounting officer sign the registration statement. Refer to Instruction 1 to the Signatures section on Form S-1.

You may contact Megan Akst, Senior Staff Accountant, at (202) 551-3407 or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff Attorney, at (202) 551-3334 or Matthew Crispino, Staff Attorney, at (202) 551-3456 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Information Technologies
and Services